Exhibit 99.1

Hepsiburada Announces Ordinary General Assembly Meeting for Financial Year 2025

ISTANBUL, September 30, 2026 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS) (the “Company”), a leading Turkish e-commerce platform, will hold its Ordinary General Assembly Meeting of Shareholders (the “General Assembly”) with respect to the financial year 2025, on Friday, October 30, 2026 at 11:00 Istanbul time at the Company’s headquarters at Kuştepe Mahallesi, Mecidiyeköy Yolu Caddesi, No:12 Trump Towers Kule:2 Şişli, İstanbul, the Republic of Türkiye.

Holders of the Company’s American Depositary Shares (the “ADSs”) who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

The agenda of the General Assembly consists of the following items in accordance with the relevant provisions of the Turkish Commercial Code (the “TCC”) and the applicable regulation governing the agenda of ordinary general assembly meetings:

1.	Opening of the General Assembly and election of the General Assembly Chairmanship,

2.	Authorization of the General Assembly Chairmanship to sign the minutes of the meeting,

3.	Reading and discussion of the Annual Activity Report prepared by the Board of Directors for the financial year 2025 and reading of the independent auditor’s report, as stipulated in the Regulation on Principles and Procedures for General Assembly Meetings of Joint Stock Companies and Ministry Representatives to be Present at These Meetings (the “Regulation”),

4.	Reading, discussion, and approval of the financial statements for the 2025 accounting period, as specified in the Regulation,

5.	Release of the members of the Board of Directors from liability for all their respective business, transactions and activities for the year 2025, as specified in the Regulation,

6.	Decision on the Company’s profit, the use of the profit, and the dividend distribution amount, if any, as specified in the Regulation, for the 2025 accounting period,

7.	Decision on the salary, honorarium, bonus, and premium to be paid to the members of the Board of Directors in their capacity as such and, as applicable, in their capacity as members of committees of the Board of Directors under Article 394 of the TCC and the Regulation,

8.	Election of the members of the Board of Directors and determination of their terms of office,

9.	Appointment of the independent auditor for the 2026 accounting period, as specified in the Regulation,

10.	Authorization of the members of the Board of Directors for the commercial activities and transactions referred to in Article 395 and Article 396 of the TCC,

11.	Submitting the amendment of Article 11, titled “Board of Directors Meetings and Resolution Quorum” of the Articles of Association of the Company for the approval of the General Assembly, as set forth below under the heading “New Text”,

12.	Determination of the upper limit for the aid and donations to be made until the next Ordinary General Assembly meeting of the Company as 2 per thousands of the total net assets of the Company and approval of the authorization of the Board of Directors within this context, and

13.	Closure of the meeting.

Explanatory notes on the agenda items along with the copies of certain materials related to the General Assembly will be made available on the Company’s Investor Relations website https://investors.hepsiburada.com/ as of September 30, 2026.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in this press release, and include but are not limited to, statements regarding the holding of the Company’s General Assembly. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “seeks”, “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to” and similar statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward-looking statements, see our 2025 annual report filed with the SEC on Form 20-F (File No. 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by the Company from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting millions of customers with a broad range of products and services. Through its marketplace, retail operations, logistics capabilities, payment solutions and customer-focused technology, Hepsiburada aims to make commerce easier, faster and more accessible for customers and businesses across Türkiye.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

3